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May 30, 2024
VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Division of Corporation Finance
Attention:       Aisha Adegbuyi
                       Christian Windsor
Re:        Abacus Life, Inc.
              Registration Statement on Form S-1
              Filed May 10, 2024
              File No. 333-279347
To the addressees set forth above:
On behalf of Abacus Life, Inc. (“Company,” “we,” “our” and “us”), we are hereby responding to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated May 21, 2024 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1 filed with the Commission on May 10, 2024 (the “S-1”). Concurrently with the submission of this letter, we are filing an amendment to the S-1 (“Amendment No. 1”) with the Commission through its EDGAR system.
For ease of review, we have set forth below each of the numbered comments of your Comment Letter in bold type followed by the Company’s responses thereto.
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May 30, 2024 Page 2
Registration Statement on Form S-1 filed May 10, 2024
Business
Proprietary Technology Platforms Support Our Business, page 70
1.We note your disclosure on page 71 that you have begun developing Abacusmarketplace.com, and your reference to ABL Tech using blockchain capabilities on page 14. Please disclose whether you have commenced business on these platforms. If so, disclose the total number of transactions or sales that have occurred on each platform. Also, for each operational platform, disclose how transactions are validated, and who validates transactions and maintains the ledger. If you have not commenced business on this platform, disclose the following: any known or anticipated material commitments for capital expenditures, the sources of funds for such expenditures, and your expected timing with respect to business development. Also, if you are dependent on third party vendors or developers for the creation or operation of your blockchain, revise the disclosure to name those vendors and clarify the reliance.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that with respect to both Abacusmarketplace.com and ABL Tech, the Company has not developed or built any functioning blockchain capabilities to date.
The Company has not commenced business on Abacusmarketplace.com, nor does it plan to commence business on the platform in the future. Abacusmarketplace.com is not a business-generating mechanism for the Company. Instead, it serves as the Company’s in-house proprietary customer-relationship management (CRM) tool that provides transparency to policyholders who apply to sell their life settlement policy to the Company. The blockchain capabilities of Abacusmarketplace.com are solely related to processing digital documents received through a policyholder’s application that the Company can use on a blockchain in the future. Abacusmarketplace.com does not generate business and is not intended to generate business, and the Company does not have any known or anticipated material commitments for capital expenditures related to Abacusmarketplace.com. Additionally, the Company is not dependent on third-party vendors or developers with respect to its blockchain capabilities. Please see page 79 of Amendment No. 1.
The Company advises the Staff that the Company has commenced business on ABL Tech, albeit on a small scale. ABL Tech does not use blockchain technology. ABL Tech provides mortality tracking services to four of the Company’s clients and generates approximately $30,000 in revenue per year. The Company does not consider ABL Tech, nor the revenues generated by ABL Tech, material to the Company’s business, operations, or financial performance. Please see pages 13, 15, and 72 of Amendment No. 1.
2.We note your disclosure on page 71 that Abacusmarketplace.com will provide blockchain tertiary trading, servicing and valuation platform for trading life insurance policies. Please clarify, whether you are providing the underlying technology or whether you will effectively operate the exchange or trading platform on behalf of your clients or customers. Please provide us with a detailed explanation of how the Abacusmarketplace.com platform acquires, transfers, and records the offer and sale of any policies. Also, clarify the extent to which the platform will facilitate the sale of fractional interests in a policy, and how the platform provides adequate actuarial data on the policy to facilitate the evaluation of that policy, including any scoring provided by your other platforms/products.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that though the Company provides the tertiary, servicing and valuation platform in-house, Abacusmarketplace.com and its blockchain capabilities do not play a direct role in the trading, including the offer and sale, of life insurance policies. The platform and related blockchain are not used in any transaction, nor does Abacusmarketplace.com acquire, facilitate, or conduct any sales or offers or evaluate any life insurance policies. Instead, Abacusmarketplace.com serves as a resource for the policyholder to track the status of their application to sell their life insurance policy to the Company and see the Company’s valuation of the policy. The platform tracks the application and displays the Company’s valuation of the policy by storing

May 30, 2024 Page 3
and processing digital documents related to the overall transaction, which the policyholder can see. By doing so, the platform provides the policyholder transparency into the Company’s acquisition process. Therefore, rather than play a direct role in the transaction, which only the Company and policyholder play, Abacusmarketplace.com and its blockchain capabilities are a tool to the policyholder throughout the transaction. Please see page 79 of Amendment No. 1.
3.Provide us your analysis as to whether the operation of the Abacusmarketplace.com platform impacts your obligations as a license producer of life settlements, if policies are bought and sold using your product.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s operation of Abacusmarketplace.com does not impact the Company’s obligations as a licensed provider of life settlements. The Abacusmarketplace.com platform itself does not buy and sell policies. Instead, the platform tracks the Company’s acquisition process of a life settlement for the policyholder’s benefit by storing digital documents related to the policyholder’s application. This allows the policyholder to see the status of their transaction and understand the Company’s valuation of their life insurance policy.
Abacusmarketplace.com digitally stores documents related to the Company’s acquisition process, and the Company ensures compliance of the platform with all applicable requirements related to its use as a document storage platform and tracker. The Company uses state-approved documents and procedures for non-digital documentation, which the Company has implemented into Abacusmarketplace.com. These documents within Abacusmarketplace.com are just digital versions of the state-approved documents that comply with applicable procedures and regulations in the same manner that the Company’s storage of non-digital documents complies with the applicable procedures and regulations. Therefore, the Company’s operation of the Abacusmarketplace.com platform does not impact its obligations as a license producer of life settlements.
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We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (713) 546-7420 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Ryan J. Maierson

Ryan J. Maierson
of LATHAM & WATKINS LLP

cc:	(via email)
Jay J. Jackson, Abacus Life, Inc.
William H. McCauley, Abacus Life, Inc.
Chris Romaine, Abacus Life, Inc.